Filed pursuant to Rule 253(g)(2)

File No. 024-11523

Supplement No. 2 filed with the Securities and Exchange Commission on September 26, 2022,
to Supplement No. 1 filed as of August 31, 2022, to the offering circular filed as of August 8, 2022

SUPPLEMENT NO. 2 TO OFFERING CIRCULAR

ReAlpha Asset Management, Inc.

Up to 7,500,000 shares of Common Stock

6515 Longshore Loop, Suite 100

Dublin, OH 43017

(707) 732-5742

This Supplement No. 2 dated September 26, supplements Supplement No. 1 filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2022, and the Offering Circular of ReAlpha Asset Management, Inc. (the “Company”) dated August 8, 2022, which forms an integral part of the offering statement on Form 1-A originally filed by us with the SEC on July 29, 2022, and qualified on August 3, 2022, as may be further amended and supplemented (the “Offering Circular”). This Supplement No. 2 should be read in conjunction with Supplement No. 1 and the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 2, capitalized terms used in this Supplement No. 2 shall have the same meaning as set forth in the Offering Circular.

The Offering Circular dated August 8, 2022 is available HERE and Supplement No. 1, dated August 31, 2022, is available at Supplement No. 1 HERE.

The purpose of this Supplement No. 2 is to:

●	Announce the Company’s intention to terminate the offering described in the Offering Circular, on December 8, 2022, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its common stock, par value $.001 per share described in the Offering Circular. No further subscriptions will be accepted for the current offering after December 8, 2022 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.